

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIOI
WASHINGTON, D.C. 20549


15008753

DIVISION OF
CORPORATION FINANCE

January 12, 2016

No Acts
PE 12/24/15

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 1-12-16

Anthony M. Pepper
Praxair, Inc.
tony_pepper@praxair.com

Re: Praxair, Inc.
Incoming letter dated December 24, 2015

Dear Mr. Pepper:

This is in response to your letter dated December 24, 2015 concerning the shareholder proposal submitted to Praxair by Jonathan Kalodimos. We also have received a letter from the proponent dated January 3, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonathan Kalodimos
*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Praxair, Inc.
Incoming letter dated December 24, 2015

The proposal asks the board to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders.

We are unable to concur in your view that Praxair may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Praxair may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Praxair may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Praxair may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Praxair may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Praxair's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Praxair has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Praxair may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Praxair may exclude the proposal under rule 14a-8(i)(13). Accordingly, we do not believe that Praxair may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1/3/2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Praxair, Inc. - Request to Omit Shareholder Proposal of Jonathan Kalodimos Pursuant to Rule 14a-8

Ladies and Gentlemen:

This correspondence is in response to the letter sent by Anthony M. Pepper on behalf of Praxair, Inc. (the "Company") on 12/24/2015 requesting that your office of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Company omits the shareholder proposal (the "Proposal") submitted by Jonathan Kalodimos, PhD from its 2016 proxy solicitation materials for its 2016 annual meeting.

The Company believes that the Proposal may be properly omitted from its proxy solicitation materials for its 2016 annual meeting under Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite, Rule 14a-8(i)(7) because the Proposal deals with ordinary business operations, and Rule 14a-8(i)(10) because the Proposal has been substantially implemented. I assert that the Company has read considerably past the plain language interpretation of the Proposal in order to concoct a straw man, and the Proposal should not be excludable pursuant to Rule 14a-8.

The Proposal is as follows:

"*Resolved:* Shareholders of Praxair, Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately."

Exclusion under Rule 14a-8(i)(3)

The Company argues that "preference" is inherently vague and indefinite so as to be inherently misleading. The basis of this argument is the Company reading past the plain language of the Proposal in order to put forth multiple mischaracterizations of a well defined feature of the Proposal, i.e. mischaracterize the term "preference."

The Proposal asks the Company to adopt a policy that gives preference to one thing relative to another. According to Black's Law Dictionary (Abridged Eighth Edition) "preference" is "The act of favoring one person or thing over another; the person or thing so favored."[1] The

[1] It could be argued that Black's Law Dictionary (Abridged Eighth Edition) does not characterize the understanding of the word "preference" by the general investing public. A Google search of "definition of preference" results in Google providing the definition "a greater liking for one alternative over another or others." This definition is substantially similar to Black's Law Dictionary (Abridged Eighth Edition).

Company reads past this plain language definition of "preference" and instead puts forth one characterization of the Proposal as requesting "a higher dollar amount spent in share repurchases than dividend [*sic*]" (page 3, paragraph 1).

Making explicit the Company's mischaracterization of the Proposal is important. The act of favoring one thing relative to another (i.e. the definition of preference) does not create a mechanical link between those two things. In the context of the Proposal, a general payout policy that gives preference to share repurchases (relative to cash dividends) does not create a mechanical link between the two forms of returning capital to shareholders; thus the Company's characterization of "preference" is misleading as it is not based on the definition of preference in the English language. To illustrate by way of example, I have a preference for hiking in the forest (relative to writing in my office). Despite having a preference for hiking in the forest, I spend considerably more time writing in my office than hiking in the forest. I evidence my preference for hiking in the forest (relative to writing in my office) by, after weighing the costs and benefits of each option, if I deem the two equivalent then I choose to go hiking in the forest.[2] In short my preference for hiking in the forest in no way requires me to spend more time hiking in the forest than writing in my office.

The Company puts forth a secondary characterization of the Proposal in that it "could mean favorable treatment or consideration to share repurchases relative to cash dividends without specifying or formulating any dollar amount." (page 3, paragraph 3). The Company then argues that because the Proposal does not specify the details of the implementation of the Proposal that it is vague and indefinite. For example the Company writes that because the Proposal does not dictate "what factors would the management be permitted to consider?" or "[w]ho would monitor management's decision process to determine whether due considerations are made to share repurchases?" the Proposal is vague and indefinite, (page 4, first bullet). In effect the Company is arguing that because the Proposal necessarily leaves the implementation details to the board (and does not attempt to micro-manage the Company), the Proposal is vague and indefinite.

If the staff at the Commission concurs with this line of reasoning it would place an impossible burden on all future proponents. This impossible burden is the result of a proposal being excludable under 14a-8(i)(7) if it attempts to micro-manage the implementation of a policy and being excludable under 14a-8(i)(3) if it leaves the implementation of a policy to the board. For example, if the Proposal is vague and indefinite because the Proposal does not specify what factors management would be permitted to consider, this basis for exclusion could only be remedied by micro-managing the decision making process of management and thus would almost certainly be excludable under 14a-8(i)(7).

Moreover, I argue that the Company's argument is meritless because:

1. The action the Proposal is seeking is clear. The action the Proposal is seeking is for the Company to adopt and issue a policy with a certain feature. This is an observable and concrete action.

[2] If someone observes that I spend more time writing in my office than hiking in the forest and questions my preference for hiking in the forest, I could explain the facts and circumstances I face and explain how in light of those facts and circumstances my decisions are internally consistent with my preference for hiking in the forest.

2. The certain feature in the policy that the Proposal is seeking is described in a plain language fashion, using a well defined term that precisely describes the feature in the policy the Proposal is seeking.

To emphasize the second point, "prefer" is the 1,728th most frequently used word in the English corpus, right after "traffic", "notion", and "capture"; and "preference" is the 3,049th most frequently used word in the English corpus, right after "OK", "trace", and "appointment."[3] In effect, the Company is arguing that the shareholder base does not have an adequate command of the English language because the shareholder base does not understand how the Company is redefining the English language. This argument is troubling, and if it is permissible it sets a precedent for companies to redefine the English language as they see fit.

Moreover, as argued above the action the Proposal seeks is observable and concrete; and the certain feature of the policy the Proposal is requesting is well defined. While the details of the implementation of the Proposal are necessarily left to the board, I believe that shareholders would have reasonable certainty as to the action the Proposal is requesting the Company to take even though the board is necessarily left discretion in the implementation.[4]

To further evidence my point that the Company's arguments rely on redefining the English language I point to page 4, paragraph 3 where the Company writes:

> "The Company does have long-standing share repurchases programs and practice (the "Existing Policy"), as further discussed below in Section 2 — *The Company has substantially implement the Proposal.*"

In Section 2 the Company discusses that because the Company has established and exercised its share repurchase programs that it has substantially implemented the Proposal. While I will address that argument below, it is worth noting that having a share repurchase program is *not* the same as having a policy, and thus calling a share repurchase program an "Existing Policy" is a co-option of the English language in order to support the Company's no action request.

The Company makes a third argument as to why the Proposal is vague and indefinite. The argument is grounded on a mischaracterization of the term preference which in turn (the

[3] According to www.wordfrequency.info (affiliated with Brigham Young University) which is based on a corpus of 450 million words.

[4] To put the Company's argument in another context, suppose a proponent requests that a company adopts a bylaw that would allow shareholders who meet certain ownership thresholds to nominate candidates for directorships on a company's proxy materials. The proponent requests that the bylaw have certain general features such as ownership thresholds that require a shareholder to hold 3 percent of the company's stock for three years in order to qualify to nominate candidates. Under the argument put forth by the Company, because the proposal did not spell out every detail of the implementation of the proposal, including a technical definition of "3 percent" then the proposal is inherently vague and indefinite. For example, 3 percent of a company's common stock could be interpreted as (i) 3 percent of the common stock when the directors are nominated, (ii) 3 percent of the common stock over the entire three years, or (iii) 3 percent of the common stock at any point in a three year window. This could matter for companies that actively issue or repurchase common stock. Despite leaving this implementation decision to the board, the proposal should not be considered inherently vague or indefinite.

Company argues) creates a contradiction to Delaware corporate law principles. The Company writes:

> "It should also be noted that the declaration of dividends is a power of the Board, while share repurchases are often implemented by the management of the Company. As a result, making share repurchases a pre-condition to a dividend declaration would effectively grant the management power over the Board in controlling the timing (or even amount) of dividends, contradicting fundamental Delaware corporate law principles."

This is a strange argument to make because it has one of two ramifications. One possible ramification is based on "share repurchases *are often* implemented by the management" (emphasis added). If share repurchases "are often" implemented then it would stand to reason that they are not always implemented by management, and thus begs the question of who is actually implementing the share repurchases of the Company. If it is the board who is the unspecified party that sometimes implements share repurchases, then there is no contradiction with Delaware corporate law principles. If it is not the board who is the unspecified party, then an important unanswered question is, "who exactly is controlling the implementation of share repurchases at the Company?"

The second possible ramification of the Company's statement is more serious, in that if the Proposal does create a contradiction with Delaware corporate law principles (which I argue it doesn't), it is only because the board has granted the management an irrevocable right to have unfettered decision making with respect to share repurchases (i.e. both authority to authorize and to implement). This is deeply concerning because under this interpretation, it seems the board would not be fulfilling its fiduciary duty to shareholders because the board has irrevocably assigned a subset of the corporate powers endowed by Delaware corporate law. While the ramifications of this argument are serious it is only tangentially related to the no action request by the Company. With regard to the no action request by the Company the argument that the Proposal creates a contradiction to Delaware corporate law principles should be considered moot because the entire argument is based on a mischaracterization of the term preference.

In summary the Company's argument that the Proposal is vague and indefinite is based on reading past the plain language of the Proposal to the extent that the Company is in effect redefining the English language to suit the Company's argument. Further, the Company's argument results in a fundamental conundrum; because the Proposal does not violate 14a-8(i)(7) by micro-managing the board through specifying the exact details of implementation the Proposal is vague and indefinite, and thus excludable under 14a-8(i)(3). As discussed above, if the staff at the Commission concurs with this line of reasoning, then an impossible burden is placed on all future proponents.

Exclusion under Rule 14a-8(i)(7)

The Company argues that under one reading of the Proposal (that is advantageous to the Company's no action request), the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to "ordinary business." I assert that this argument is moot for two reasons. The first reason is, in response to a no action request from Sonoma West Holdings, Inc. (August 17, 2000) the staff at the Commission wrote:

> "We note that the proposal relates to the payments of dividends generally. The Division has found that the issue of whether to pay dividends does not involve "ordinary" business matters because the issue is extremely important to most security holders, and involves significant economic and policy considerations."

While the Proposal does not request the initiation of a dividend, like the proponent in Sonoma West Holdings, Inc., the Proposal subsumes the general issue, which I argue is an issue that is extremely important to most security holders and transcends the day to day operations of the Company; thus the Proposal should not be excludable under Rule 14a-8(i)(7). Further, the Proposal does not seek to micro-manage the inherently complex capital management and financing activities of the Company. While the actual process of returning a specified amount of capital may be complex in nature, the Proposal seeks a general payout policy and requests that the general payout policy have a certain feature, namely preference for share repurchases relative to cash dividends. Thus the Proposal relates to a complex issue but the Proposal should hardly be considered as probing too deeply into matters of a complex nature.

The second reason the Proposal should not be excludable under Rule 14a-8(i)(7) is that a reasonable person could consider general payout policy a significant social issue.[5] This is evidenced by two prominent Democratic presidential candidates expressly making share repurchases a part of their campaigns.[6] In analyzing this presidential campaign issue in the context of Hillary Clinton's campaign, Andrew Ross Sorkin[7] writes in The New York Times:

> "On its face, the issue may seem like a nonstarter. But a growing debate has emerged around the topic of buybacks that increasingly has Wall Street and corporate America worried."

and

> "[Hillary Clinton's] point tiptoes around a more explosive claim from Senator Elizabeth Warren and Senator Tammy Baldwin that buybacks might be a form of market manipulation. Both senators have urged the Securities and Exchange Commission to investigate the practice."

I assert that the topic of share repurchases, and by virtue general payout policy, is a significant social issue that has garnered substantial attention through national media outlets (The New York Times, The Wall Street Journal, Reuters, Forbes, The Harvard Business Review

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[5] I am unaware of a strict, widely accepted definition of "social issue" but as a proxy for the widely accepted understanding of "social issue" I put forth Wikipedia's definition of social issue, which is "A social issue (also called a social problem or a social illness or even a social conflict) refers to an issue that influences and is opposed by a considerable number of individuals within a society."

[6] Examples of the issue being addressed by presidential candidates are available at https://www.bostonglobe.com/opinion/2015/06/12/bernie-sanders-the-war-middle-class/hAJUTAjWgupBLx4zAMh7nN/story.html and http://www.nytimes.com/2015/08/11/business/stock-buybacks-draw-scrutiny-from-politicians.html

[7] http://www.nytimes.com/2015/08/11/business/stock-buybacks-draw-scrutiny-from-politicians.html

to name few) and is a topic of great importance to the general public as evidenced by prominent political figures urging the Commission to investigate the practice, and leading presidential candidates making the issue part of their campaigns. While the Proposal may be in disagreement with these prominent political figures on the role of share repurchases, it does not make the issue any less socially significant. As such, I believe the Proposal should not be excludable under Rule 14a-8(i)(7).

Exclusion under Rule 14a-8(i)(10)

The Company argues that the Proposal should be excludable under Rule 14a-8(i)(10) because it has been substantially implemented, as evidenced by the existence of a share repurchase program and the assertion that "the Company has a rigorous practice in considering capital projects and other investments that would create long-term value" which is then loosely described in four sentences on page 8 (paragraph 1).

If the existence of a share repurchase program and a loose description of a capital allocation methodology could be considered a general payout policy (which I disagree with), and if the Proposal simply asked for the adoption of a general payout policy (which it doesn't), then the Company may have a basis to assert the Proposal has been substantially implemented. I assert that the Proposal has not been substantially implemented because neither the existence of a share repurchase program nor the loose description of the share repurchase policy addresses the essential objective of the Proposal, namely to adopt and issue a general payout *policy* that gives *preference* to share repurchases (relative to cash dividends).

Moreover, the Company noting that since 1997 the Company has been actively repurchasing shares does not demonstrate a policy that gives preference to share repurchases. It is fully reasonable to think that the Company may have a practice[8] that gives preference to dividends (relative to share repurchases) and yet still distribute more capital in the form of share repurchases over this period because the net benefits of using share repurchases are larger than using dividends.[9] Indeed prominent studies of corporate payout policy provide evidence consistent with the notion that payout policy is not static and should be viewed as evolving over time.[10] Further, there is a body of evidence that is consistent with the time evolution of

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[8] Since the Company has not adopted and issued a general payout policy, I can not say whether or not the presumption is accurate (hence the "may"), but it is a reasonable belief in the absence of a policy clarifying the Company's position on the issue.

[9] For example, the Company returned $8.2 billion in share repurchases and $6.1 billion in dividends over that period (page 7, paragraph 2) but in the absence of a hypothetical preference for dividends perhaps the Company would have returned $9.2 billion in share repurchases and $5.1 billion in dividends. The premise of this example is that there is not an appropriate counterfactual to benchmark the Company's distribution of capital, and thus it is inappropriate to infer preference for share repurchases or dividends from the Company's actions. I believe the Commission understands the importance of counterfactual analysis as evidenced by the rigorous economic analysis (in rulemakings and in broader research) performed by the Division of Economic and Risk Analysis (DERA) at the Commission. I would note that this example is purely illustrative and is based on a hypothetical practice of giving preference to dividends; the Proposal is not requiring (nor requesting) a policy that would result in the wholesale substitution of dividends for share repurchases.

[10] For an overview of the scholarly literature see "Payout Policy" by Farre-Mensa, Michaely, and Schmalz (2014). http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2400618

payout policy having a large unexplained (and hence uncertain) component.[11] A policy is inherently forward looking, and the general payout policy sought by the Proposal is intended to help resolve a portion of the uncertainty in how capital will be returned in the future.

A substantial concern that underlies the Proposal is the potential for positive net present value (i.e. value enhancing) projects to be foregone in order to preserve a historic dividend level. This substantial concern is evidenced by the reasoning behind the first and longest supporting point discussing the incentive effects of share repurchases generally.[12] This concern is well founded and is based on rigorous research performed by four esteemed professors from Duke University and Cornell University. The Proponent's concern is not currently being addressed because it is *the act of adopting* the general payout policy itself that would address the propensity to forgo value enhancing projects. In light of the fact that it is *the act of adopting* that is what addresses the Proponent's underlying concern, it is simply not logical to say that the current practices of the Company compare favorably to the Proposal.

Finally, interpreting the past performance of the Company as indicative of the future performance is the exact opposite of the standard disclaimer "past performance does not necessarily predict future results."[13] Simply put, it is not prudent for an investor to extrapolate past performance into the future and thus the past actions of the Company should not be considered as substantially implementing an inherently forward looking policy. For these reasons I believe that the Company's argument that the proposal should be excludable under Rule 14a-8(i)(10) is inappropriate.

Conclusion

In conclusion, the Company believes it can appropriately exclude the Proposal under Rule 14a-8(i)(3) because the Proposal is inherently vague, Rule 14a-8(i)(7) because the Proposal deals with ordinary business operations, and Rule 14a-8(i)(10) because the Proposal has been substantially implemented. This response has systematically addressed each basis for exclusion and explained why I believe it would be inappropriate for the Company to omit the Proposal under each exclusion. Further, I believe that if the staff at the Commission concurs with the Company appropriately excluding the Proposal under the vague and indefinite argument put forth, the Commission would be placing an impossible burden on future proponents and would discourage the active participation of all shareholders, thereby discouraging shareholders to invest in capital markets. This may adversely affect the efficiency, competition, and capital formation (ECCF) of the financial markets, which I believe would not be in concurrence with the Commission's stated mission "to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation."[14]

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[11] For example, "The evolving relation between earnings, dividends, and stock repurchases" by Douglas Skinner (Journal of Financial Economics, 2008) documents low Adjusted R^2 in pooled regressions explaining changes in payouts. http://www.sciencedirect.com/science/article/pii/S0304405X07002334

[12] The first point contains 119 words, while the second and third point contain 86 and 72 words, respectively.

[13] http://www.sec.gov/answers/mperf.htm

[14] https://www.sec.gov/about/whatwedo.shtml


PRAXAIR
Making our planet more productive

Anthony M. Pepper
Assistant General Counsel, Assistant Secretary and
Chief Governance Officer

Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
Phone: 203-837-2264
Fax: 203-837-2515
Email: Tony_Pepper@Praxair.com

December 24, 2015

VIA EMAIL: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Praxair, Inc. — Request to Omit Shareholder Proposal of Jonathan Kalodimos Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Praxair, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2016 Annual Meeting of Shareholders (together, the "2016 Proxy Materials") a shareholder proposal submitted to the Company on October 23, 2015 (including its supporting statement, the "Proposal") by Jonathan Kalodimos (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached hereto as Exhibit A.

The Company believes that the Proposal may be omitted from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(3), because it is impermissibly vague and indefinite and would therefore be inherently misleading;
- Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2016 Proxy Materials.

This letter constitutes our statement of the reasons why we deem this omission to be proper. We have submitted this letter, including its exhibits, to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials.

The Proposal

The resolution contained in the Proposal reads as follows:

> *"Resolved: Shareholders of Praxair, Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately."*

The supporting statement included in the Proposal is set forth in Exhibit A.

Grounds for Omission

1. **The Proposal is impermissibly vague and indefinite and would therefore be inherently misleading.**

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.". The Staff has consistently taken the position that shareholder proposals are inherently misleading within the meaning of Rule 14a-9 and therefore excludable under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin No. 14B (Sept. 15, 2004). Such a proposal is misleading because "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (avail. Mar. 12, 1991).

Applying this standard, the Company believes that the Proposal is impermissibly vague and indefinite and should be excluded from the 2016 Proxy Materials because the Proposal is subject to multiple interpretations and fails to define a key term such that it would be impossible to determine exactly what the Proposal requires and how the Company would implement the Proposal.

a. The Proposal is vague and indefinite with respect to its request that the Board "give preference" to share repurchases.

The Proposal requests the board of directors of the Company (the "Board") to adopt a general payout policy that "gives *preference* to share repurchases (relative to cash dividends)" as a method to return capital to shareholders. (emphasis added). Neither the resolution nor the supporting statement in the Proposal gives any further explanation as to what constitutes "preference" to share repurchases relative to cash dividends. Some shareholders voting on the Proposal may interpret "preference" as a higher dollar amount spent in share repurchases than dividend,[1] while other shareholders may interpret "preference" as favorable treatment or consideration given to share repurchases in more general terms without specifying or formulating any dollar amount. However, both interpretations would lead to more questions and the need for further clarification on what exactly the Proposal requires.

If the Proposal requires the amount of share repurchases to be greater than cash dividends, it is unclear whether such amount would be determined by the aggregate share repurchase price, by the aggregate market price of shares repurchased (for example, the Company may repurchase shares through privately negotiated transactions not at the market price), or by any other measure. It is also unclear whether the relevant period for calculating the aggregate repurchase/dividend amount would be quarterly, yearly or over a period of multiple years. No matter which measure or reference period is used, this comparison would require further clarification.

Alternatively, "preference" could mean favorable treatment or consideration to share repurchases relative to cash dividends without specifying or formulating any dollar amount. However, this interpretation is also unclear as to what actions the Board would need to take. For example,

- Would the "preferential" treatment/consideration require the Company to repurchase a certain amount of shares before the Board could ever declare any cash dividend? If so, what amount of share repurchases would be sufficient for this purpose? Do the pre-requisite share repurchases need to be completed each quarter or would it be measured on an annual basis? It should also be noted that the declaration of dividends is a power of the Board, while share repurchases are often implemented by the management of the Company. As a result, making share repurchases a pre-condition to a dividend declaration would effectively grant the management power over the Board in controlling the timing (or even amount) of dividends, contradicting fundamental Delaware corporate law principles. It follows that in implementing the

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[1] If the Proposal requires dividend payments to be less than the aggregate share repurchase amount during the relevant period, the Proposal would be excludable pursuant to Rule 14a-8(i)(13). The Staff has consistently taken the position that shareholder proposals that seek a specific amount, or a specific formula to determine the amount, of dividend are excludable. See, e.g., Eastman Chemical Company (avail. Mar. 8, 2000) (concurring with the exclusion of a proposal requesting the board to investigate the feasibility and implement stock dividends approximating the value of the present cash dividend being paid pursuant to Rule 14a-8(i)(13)); and International Business Machines Corporation (avail. Jan. 4, 2011) (concurring with the exclusion of a proposal requesting the board implement a quarterly dividend equal in total value to the expenditure for share repurchases in the same quarter pursuant to Rule 14a-8(i)(13)).

Proposal, the Board would need to reconcile the inconsistency between legal requirements and shareholders' requests but the Proposal does not address this inconsistency.[2]

- Alternatively, would the "preferential" treatment/consideration be in relative terms such that when the Company determines the priority of share repurchases, consideration should be given to market and financial conditions, legal restraints and other factors? If this is the case, what factors would the management be permitted to consider? Who would monitor management's decision process to determine whether due considerations are made to share repurchases? Would the Company be required to make any commitment to repurchase shares so long as certain conditions are satisfied?

It is apparent that the Proposal is so ambiguously drafted that neither the shareholders nor the Board would be able to address the questions stated above or reasonably determine whether the Company has "given preference" to share repurchases as the Proposal requests.

b. The Proposal is vague and indefinite with respect to its request that the Board amend its existing payout policy, if any.

The Proposal further requests the Company "amend[] appropriately" its existing general payout policy, if any. The Company does have long-standing share repurchase programs and practice (the "Existing Policy"), as further discussed below in Section 2 — *The Company has substantially implemented the Proposal.* The Company believes that its Existing Policy gives appropriate consideration to share repurchases in relation to other shareholder payout alternatives and that no amendment or changes would be necessary. However, due to the ambiguity of the concept of "preference to share repurchases," different shareholders may have a different view on actions to be taken with respect to the Existing Policy. Some of them may vote "for" the Proposal only because they favor share repurchases, although they do not intend to support changes to the Company's Existing Policy, since the Proposal requests to amend the Existing Policy only if appropriate. However, other shareholders may believe the Board should substantively amend the Existing Policy. This is exactly what the Staff was concerned about when permitting exclusion of vague proposals — even if the Proposal is adopted by the shareholders, neither the shareholders nor the Board would be able to determine what actions or measures the Proposal requires.

The Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(3) where it was impossible to determine exactly how to implement the proposal because important aspects of the process or criteria requested were ambiguously drafted. For example, in

---

[2] A proposal is excludable for vagueness if it does not address its apparent conflict with the Company's bylaws, because shareholders and the Company would not know how the proposal would be implemented. See Staples, Inc. (avail. Apr. 13, 2012) (concurring that a proposal to amend the bylaws inconsistent with existing bylaws without addressing the conflict is vague and indefinite). See also USA Technologies, Inc. (avail. Feb. 14, 2013) (concurring that a proposal requesting the board adopt a policy that the chairman be an independent director was vague and indefinite when the company had an existing bylaw provision requiring the chairman to be the chief executive officer). The inconsistency between Delaware corporate law principles and the Proposal renders the Proposal similarly vague and misleading.

Praxair Inc. (avail. Jan. 10, 2013), the Staff concurred with the exclusion of a proposal that would have requested the Board to adopt a policy allowing only pro rata vesting, but not acceleration, of equity payments to senior executives in the event of a change of control, because the proposal was vaguely drafted in that some key terms were left undefined (such as the trigger event) and material provisions were subject to multiple interpretations (such as how to prorate the vesting). Similarly, in The Boeing Co. (avail. Mar. 2, 2011), the Staff concurred with the exclusion of a proposal that requested the issuer encourage senior executives to relinquish "preexisting executive pay rights" because the proposal did not define or otherwise provide any guidance regarding how the term "executive pay rights" would apply to the issuer's various compensation programs. Likewise, in Bank Mutual Corp. (avail. Jan. 11, 2005), the Staff concurred with the exclusion of a shareholder proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attained the age of 72 years. See also NSTAR (avail. Jan. 5, 2007) (concurring with the exclusion of a proposal requesting "standards of record keeping of our financial records" because the terms "standards" and "financial records" were vague and indefinite); Pfizer Inc. (avail. Feb. 18, 2003) (concurring with the exclusion of a proposal requesting stock option grants at no less than the "highest stock price" because the proposal was vaguely worded such that the company would not know how to determine the "highest stock price"); and International Business Machines Corp. (avail. Jan. 10, 2003) (concurring with the exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board).

The Proposal is similarly vague and indefinite. Due to the open-ended wording of the Proposal and the lack of definitions and interpretive guidance, neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty whether "preference" has been given to share repurchases relative to cash dividends. Accordingly, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the Proponent and shareholders voting on the Proposal. Therefore, the Proposal is excludable from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. The Company has substantially implemented the Proposal.

Alternatively, if the Staff believes the Proposal to be clear and requesting that the Company adopt a policy that emphasizes consideration of share repurchases as an option to manage its capital, the Company believes that it has substantially implemented the Proposal for purposes of Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). In order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected," by the company, because the SEC recognized that a formalistic application of the Rule would defeat its purpose. See SEC Release No. 34-20091 (August 16, 1983) and SEC Release No. 34-40018 at n.30 (May 21, 1998). In determining whether a shareholder proposal has been substantially implemented, the Staff has stated that it "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991). Thus, when a company can demonstrate that it has already taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Exxon Mobil Corp. (avail. March 17, 2015) (proposal that requested the company to commit to increasing capital distributions to shareholders was substantially implemented because the company has a long-standing capital allocation strategy). See also Exelon Corp. (avail. Feb. 26, 2010); Exxon Mobil Corp. (Burt) (avail. Mar. 23, 2009); Anheuser-Busch Companies, Inc. (avail. Jan. 17, 2007); ConAgra Foods, Inc. (avail. July 3, 2006); Johnson & Johnson (avail. Feb. 17, 2006); Talbots Inc. (avail. Apr. 5, 2002); Exxon Mobil Corp. (avail. Jan. 24, 2001); Masco Corp. (avail. Mar. 29, 1999); and The Gap, Inc. (avail. Mar. 8, 1996).

In this regard, the Staff has also indicated that differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, e.g., Hewlett-Packard Co. (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); Johnson & Johnson (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce); and CoBiz Financial (avail. Mar. 22, 2010) (allowing exclusion under Rule 14a-8(i)(10) of a proposal seeking an advisory vote on compensation where the company had implemented a policy to conduct an annual advisory vote on compensation).

The Company believes that its long-standing share repurchase programs and rigorous practice in determining how to use its free cash flow already satisfactorily address the underlying concern and essential objective of the Proposal, and therefore has substantially implemented the Proposal.

a. *The Company has substantially implemented the Proposal by establishing and exercising its share repurchase programs.*

The Company has had a long-standing practice of share repurchases. From 1997 to 2007, the Board authorized share repurchases primarily to offset the dilutive effects caused by issuance of shares under the Company's employee stock benefit plans and its dividend reinvestment and stock purchase plan. Beginning in 2007, the Board adopted a series of share repurchase programs that were broader in scope and authorized the Company to repurchase shares from time to time on the open market or through negotiated transactions for up to the approved amount (usually $1 to $1.5 billion each time). The Board revisits regularly (typically every 18 months) the then-existing share repurchase program in conjunction with the Board's and management's assessment of the best use of the Company's operating cash flow and may authorize an additional repurchase amount based on those considerations, as well as the remaining balance under the program, then-current market and business conditions, any dividend payment plans and the management's repurchase plan. As of September 30, 2015, the Company had $1.84 billion of authorization available under its share repurchase program, including $1.5 billion authorized by the Board on July 28, 2015. See Exhibit B for the Company's press releases since 2007 announcing its share repurchase programs, which are also available on the Company's website.

The Company has been actively repurchasing shares since 1997. From 1997 to 2014, the Company repurchased approximately $8.2 billion of its common stock, which exceeded the cumulative dividend amount paid during this period (approximately $6.1 billion). In most of the years during this period, the Company's annual share repurchases were in an amount greater than the aggregate cash dividends paid during the same year. The table in Exhibit C shows the amount of share repurchases and cash dividends in each year since 1997, which data are derived from the Company's Consolidated Statements of Cash Flows included in the Company's annual report on Form 10-K. All of these figures demonstrate the Company's well-established practice of utilizing share repurchases in connection with the overall management of cash flow and return of capital to shareholders.

Share repurchase decisions involve complex considerations, and as such, it would not be in the Company's or its shareholders' interests to require any minimum repurchase amount, adopt any rigid formula or mandate a timeframe or manner of repurchases beyond the Company's share repurchase program. In determining the timing, price and amount of share repurchases, the Company must consider market conditions, financial conditions, other uses of cash (such as capital expenditures and other investments and acquisitions), available funding resources and their terms, compliance with legal requirements and other appropriate and relevant factors. Contractual obligations and regulatory restraints could also restrict the Company's ability to repurchase shares. Therefore, any commitment of, or requirement on, the Company to repurchase shares beyond its existing program could force management to repurchase shares on terms unfavorable to the Company or at times when it would not otherwise enter into the transaction. The Company believes its long-standing share repurchase practices and programs since 1997 substantially implement the underlying objective of the Proposal to encourage share repurchases in light of the flexibility required by management to act in the best interests of shareholders and the Company.

b. The Company has substantially implemented the Proposal by adequately addressing the Proposal's essential objective through its existing practice.

Furthermore, the Company has a rigorous practice in considering capital projects and other investments that would create long-term value, which seems to be the primary concern behind the Proposal.

The Proponent listed "Financial flexibility" as the first reason to favor share repurchases in the supporting statement and stated that he believes "repurchases have the distinct advantage that they do not create an incentive to forgo long-term value enhancing projects in order to preserve a historic dividend level." Although tax efficiency and market acceptance are also listed as two other reasons to favor share repurchases, the Proponent only restated "enhancing long-term value creation" to support the Proposal in its concluding statement. This seems to suggest that the impact on long-term capital projects is the primary concern of the Proponent underlying the Proposal.

In that case, the Company has satisfactorily addressed this concern. As stated in the Company's earnings release for the year of 2014 (which is attached in Exhibit D), the Company is "committed to high-quality growth." In order to achieve this goal, the Board and management of the Company regularly examine the use of free cash of the Company and available business opportunities, including capital projects and potential acquisitions. Each time they prudently consider the availability of potential business opportunities and expected returns of those opportunities, together with expected future operations and financial performance of the Company, available cash on hand and funding options, market conditions and all other relevant factors. On the basis of such reviews, the Board and management determine the appropriate projects to invest in. They also respond from time to time to business opportunities that arise outside of their regular review process. As a result of these efforts, from 1997 to 2014, the Company has spent the vast majority ($26,316 million) of its aggregate operating cash flow ($30,229 million) on capital expenditures and acquisitions, with such spending accounting for more than 60% of the operating cash flow each year, and maintained strong cash flow generation. See Exhibit C for the amount of the Company's operating cash flow and cash spent in capex expenditures and acquisitions in each year since 1997, which data are derived from the Company's Consolidated Statements of Cash Flows included in the Company's annual report on Form 10-K. These figures demonstrate the Company's success in the "long-term value creation" emphasized in the Proposal.

Therefore, the Company has already addressed the Proponent's underlying concern and essential objectives in the Proposal, so the Proposal should be excludable from the 2016 Proxy Materials.

3. **The Proposal deals with matters relating to the ordinary business operations of the Company.**

The Proposal concerns the Company's allocation of capital and use of free cash flow, as well as implementation of its share repurchase program and determination of dividend payments, which are matters relating to the ordinary business of the Company, and is therefore excludable from the 2016 Proxy Materials.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission has stated that the policy behind the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). One of the principal considerations related to the exclusion of a proposal pursuant to Rule 14a-8(i)(7) is whether the subject matter of the proposal relates to tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. For the purposes of Rule 14a-8(i)(7), the Commission noted in the 1998 Release that "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations." Id.

> a. *The Proposal is excludable pursuant to Rule 14a-8(i)(7) because it attempts to direct the Company's allocation of capital and use of free cash flow.*

Although the resolution clause of the Proposal only relates to share repurchases and cash dividends, reading the resolution paragraph together with the supporting statement reveals that the Proposal is essentially seeking to change the Company's capital and cash management practice by giving preference to share repurchases. As stated in the supporting statement of the Proposal, the Proponent favors share repurchases because he believes "repurchases have the distinct advantage that they do not create an incentive to forgo long-term value enhancing projects in order to preserve a historic dividend level." He further emphasizes in the concluding statement that share repurchases would "enhance long-term value creation," so he urges shareholders to vote "for" the Proposal. Apparently, the Proposal attempts to ensure sufficient cash to be used in long-term investments as opposed to being returned to shareholders in the form of dividends.

A determination of the manner and amount of capital to be returned to shareholders, whether through share repurchases or dividends, is inherently fact-specific and rooted in the day-to-day business of the Company. These determinations are based upon consideration of, among other factors, current and expected levels of financial performance and liquidity, the trading prices and volatility of the Company's shares, current and expected interest rates, the availability of alternative sources of capital and potential competing uses of capital, including reinvestment in current lines of business, research and development, funding expansion or the pursuit of acquisitions, the ability to legally repurchase shares under applicable insider trading and market manipulation laws and other factors the board of directors deems relevant. In turn, each potential competing use of capital requires an analysis of the business environment, competitive conditions, economic trends, tax consequences and regulatory developments, among other factors. These decisions require careful review of the projected benefits and risks of potential courses of action and consultation among directors, executives and employees and with financial, legal, accounting and other advisors, and therefore must be directed by the board of directors and the management instead of the shareholders in an annual meeting.

This is particularly true in the case of the Company, due to the capital intensive nature of its business. The Company has been generating positive cash flow since it became a public company in 1992. In the most recent seven years as of 2014, the Company's operating cash flow stayed above $2 billion each year (with the only exception in 2010, when the annual operating cash flow was $1.9 billion). See Exhibit C for the operating cash flow for each year since 1997. Managing such a large amount of cash to maintain growth, whether by making long-term investments, payments of dividends or share repurchases, requires continuous attention of, and timely determinations by, the Board and the management, and therefore has been part of the day-to-day business of the Company. In fact, the consideration and determination of the allocation of cash flow and the return of capital to shareholders are so integral and basic to the Company's businesses that the Company routinely discusses them in its earnings releases (see Exhibit D for the Company's earnings releases for the year of 2014 and the third quarter of 2015 as an illustration).

The Staff has taken the position that proposals concerning the management of a company's assets, including the use of cash, are excludable pursuant to Rule 14a-8(i)(7). For example, in Oak Valley Bancorp (avail. Jan. 13, 2010), the Staff concurred in the exclusion of the proposal requesting "the board to take the necessary steps to see that [the company] make every possible effort to repay [the company's obligation under the Troubled Asset Relief Program]" because the proposal related to how the company uses capital and manages its assets. The Staff stated in the response letter that "[p]roposals that concern the management of a company's assets and obligations are generally excludable under rule 14a-8(i)(7)." See also IEC Electronics Corp. (avail. Nov. 3, 2011) (concurring with the exclusion of the proposal that "relates to the management of cash"); Pfizer Inc. (avail. Feb. 4, 2005) (concurring with the exclusion of the proposal that required the company to issue dividends rather than begin a share repurchase program); Ford Motor Company (avail. Mar. 26, 1999) (concurring with the exclusion of the proposal that requested to amend corporation's bylaws to require that it not repurchase its common stock except under certain circumstances); and Food Lion, Inc. (avail. Feb. 22, 1996) (proposal to amend existing stock repurchase plan in order to accelerate and expand the amount of stock repurchased is directed at matters relating to the conduct of the company's ordinary business operations and, therefore, is excludable under Rule 14a-8(c) (7) (predecessor to Rule 14a-8(i)(7))).

The Proposal should be excluded from the 2016 Proxy Material for the same reason.

b. The Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the implementation of the Company's share repurchase program and seeks to restrict the methods by which the Company returns capital through dividends.

The Staff has consistently taken the position that a proposal is excludable pursuant to Rule 14a-8(i)(7) as matters relating to ordinary business operations where the proposal relates to the implementation of a share repurchase program. See, e.g., Citigroup Inc. (avail. Jan. 24, 2014); Inland American Real Estate Trust, Inc. (avail. Sep. 3, 2013); Fauquier Bankshares, Inc. (avail. Feb. 21, 2012); Concurrent Computer Corporation (avail. July 13, 2011); Vishay Intertechnology, Inc. (avail. Mar. 23, 2009) (concurring with the exclusion of the proposal as the repurchase of the issuer's securities related to its ordinary business operations); Pfizer Inc. (avail. Feb. 4, 2005) (concurring with the exclusion of the proposal that required the company to issue dividends rather than begin a share repurchase program); Apple Computer, Inc. (avail. Mar. 3, 2003) (proposal relating to management requirements for corporation's share repurchase program); and Pfizer Inc. (avail. Feb. 7, 2003) (concurring with the exclusion of the proposal that requested to limit share repurchases to either the previous year's net income or common stock dividend).

As described above in Section 2 – *The Company has substantially implemented the Proposal*, the Company has long-standing share repurchase programs, providing a general authorization to the management to repurchase shares up to the authorized amount. In order to implement the Proposal (if adopted) to give preference to share repurchases, the Board would have to further regulate the implementation of the share repurchase program or adopt more specific terms of the program. As a result, no matter what "preference" means, the Proposal would relate to implementation and terms and conditions of the share repurchase program and therefore should be excluded from the 2016 Proxy Materials.[3]

In addition, granting the Company's request to exclude the Proposal would be consistent with the Staff's application of Rule 14a-8(i)(7) to proposals that seek to restrict the methods by which a company returns capital to its shareholders through dividends. See, e.g., M&F Worldwide Corp. (avail. Mar. 29, 2000) (concurring with the exclusion of the proposal that requested to establish a special committee to consider and implement actions designed to enhance shareholder value, including but not limited to repurchasing shares and paying cash dividends).

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2016 Proxy Materials on the basis that it is impermissibly vague and indefinite and inherently misleading under Rule 14a-8(i)(3), that the Company has substantially implemented the Proposal under Rule 14a-8(i)(10) or that the Proposal deals with matters relating to the ordinary business operations under Rule 14a-8(i)(7).

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (203) 837-2264 or by e-mail at tony_pepper@praxair.com. Thank you for your attention to this matter.

Very truly yours,



Anthony M. Pepper
Assistant General Counsel and Assistant Secretary

(Attachment)

cc: Jonathan Kalodimos, PhD

---

3 Note the fact that the Proposal is crafted as requesting adoption of a policy and not requesting some specific course of action does not put it outside the scope of Rule14a-8(i)(7). The Staff has allowed exclusion of proposals seeking adoption of policies or principles pursuant to Rule14a-8(i)(7) where the subject matter of the proposed policy relates to matters in the ordinary course. See, e.g., Apple Inc. (Zhao) (avail. Nov. 16, 2015) (concurring with exclusion pursuant to Rule14a-8(i)(7) where proposal sought adoption of principles regarding compensation); Nabors Industries Ltd. (avail. Mar. 26, 2015) (concurring with exclusion pursuant to Rule14a-8(i)(7) where proposal sought adoption of a policy regarding equity compensation); Wal-Mart Stores, Inc. (Porter) (avail. Mar. 26, 2010) (concurring with exclusion pursuant to Rule14a-8(i)(7) where proposal sought adoption of a policy regarding products and services offered for sale); and Amazon.com, Inc. (avail. Mar. 7, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt and disclose a new policy on equity compensation and cancel a certain equity compensation plan potentially affecting all employees).

EXHIBIT A

TEXT OF PROPOSAL AND RELATED CORRESPONDENCE

10/23/2015

Corporate Secretary
Praxair, Inc.
39 Old Ridgebury Road, M-1
Danbury, CT 06810-5113

Corporate Secretary-

I am submitting a shareholder proposal in accordance with Rule 14a-8 to be voted upon at the next annual meeting of shareholders. As part of this submission I have included the proposal to appear in the next definitive proxy statement as well as a letter of ownership from TD Ameritrade confirming that I have continuously held a sufficient number of shares for more than one year to qualify for a proposal to be placed on the definitive proxy statement. I also hereby give notice that I intend to hold the aforementioned shares until after the date of the next annual meeting of shareholders and intend to have the proposal properly presented at the meeting.

If for any reason you need further information from me or would like to discuss my proposal, please contact me using the following information.

Jonathan Kalodimos, PhD

FISMA & OMB Memorandum M-07-16

Sincerely,

Jonathan Kalodimos, PhD

Resolved: Shareholders of Praxair, Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately.

Supporting statement: Share repurchases as a method to return capital to shareholders have distinct advantages relative to dividends. Share repurchases should be preferred for the following reasons:

1) Financial flexibility. Four professors from Duke University and Cornell University studied executives' decisions to pay dividends or make repurchases by surveying hundreds of executives of public companies. They found that "maintaining the dividend level is on par with investment decisions, while repurchases are made out of the residual cash flow after investment spending."[1] Further, in follow up interviews as part of the study, executives "state[d] that they would pass up some positive net present value (NPV) investment projects before cutting dividends." The creation of long-term value is of paramount importance; I believe that repurchases have the distinct advantage that they do not create an incentive to forgo long-term value enhancing projects in order to preserve a historic dividend level.
2) Tax efficiency. Share repurchases have been described in the Wall Street Journal[2] as "akin to dividends, but without the tax bite for shareholders." The distribution of a dividend may automatically trigger a tax liability for some shareholders. The repurchase of shares does not necessarily trigger that automatic tax liability and therefore gives a shareholder the flexibility to choose when the tax liability is incurred. Shareholders who desire cash flow can choose to sell shares and pay taxes as appropriate. (This proposal does not constitute tax advice.)
3) Market acceptance. Some may believe that slowing the growth rate or reducing the level of dividends would result in a negative stock market reaction. However, a study published in the Journal of Finance finds that the market response to cutting dividends by companies that were also share repurchasers was not statistically distinguishable from zero.[3] I believe this study provides evidence that there is market acceptance that repurchases are valid substitutes for dividends.

Some may worry that share repurchases could be used to prop up metrics that factor into the compensation of executives. I believe that any such concern should not interfere with the choice of optimal payout mechanism because compensation packages can be designed such that metrics are adjusted to account for share repurchases.

---

[1] http://www.sciencedirect.com/science/article/pii/S0304405X05000528
[2] http://www.wsj.com/articles/companies-stock-buybacks-help-buoy-the-market-1410823441
[3] http://www.afajof.org/details/journalArticle/2893861/Dividends-Share-Repurchases-and-the-Substitution-Hypothesis.html

In summary, I strongly believe that adopting a general payout policy that gives preference to share repurchases would enhance long-term value creation. I urge shareholders to vote FOR this proposal.



10/20/2015

Jonathan Kalodimos

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Jonathan Kalodimos,

Thank you for allowing me to assist you today. This letter is to confirm that as of the date of this letter, Jonathan Kalodimos has held continuously for at least one year, 20 shares of Praxair Inc common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Brandon Schifferdecker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

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Omaha, NE 68154

www.tdameritrade.com



Shareholder Proposal Submitted to Praxair

Tony Pepper to: jonathan.kalodimos 11/24/2015 04:39 PM

Dear Mr. Kalodimos:

We received the attached shareholder proposal from you for inclusion in Praxair's 2016 proxy statement. We would like to discuss your proposal in more detail before we discuss it with our Board of Directors at an upcoming meeting. Can we schedule perhaps a thirty minute call sometime during the week of November 30-December 4? If so, please provide me with some times that may work for you. Thanks.



J. Kalodimos-Shareholder Proposal Text (10-23-15).pdf

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)



Re: Shareholder Proposal Submitted to Praxair

Tony Pepper to Jonathan Kalodimos 11/30/2015 11:29 AM

O.k. Good. We're all set.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

Jonathan Kalodimos Tony- Wednesday, December 2nd at 11:30a... 11/30/2015 11:04:32 AM

From: Jonathan Kalodimos***FISMA & OMB Memorandum M-07-16***
To: Tony_Pepper@praxair.com
Date: 11/30/2015 11:04 AM
Subject: Re: Shareholder Proposal Submitted to Praxair

Tony-

Wednesday, December 2nd at 11:30am EST (8:30am PST) works for me. The best number to call me is the ***FISMA & OMB Memorandum M-07-16*** number. I look forward to our call.

-Jon

On Mon, Nov 30, 2015 at 7:25 AM <Tony_Pepper@praxair.com> wrote:

Jon,

Let's schedule the call for Wednesday, Dec. 2 at 11;30 a.m. EST. Please confirm that this works for you. Shall I call you at the number listed on your letter to Praxair ***FISMA & OMB Memorandum M-07-16***? If not, please provide me with a different number. Thanks and we look forward to speaking to you.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

From: Jonathan Kalodimos ***FISMA & OMB Memorandum M-07-16***

To: Tony_Pepper@praxair.com
Date: 11/26/2015 09:21 AM
Subject: Re: Shareholder Proposal Submitted to Praxair

Tony-

Thank you for reaching out to me. I have considerable flexibility in my schedule on November 30th and on December 2nd. On either of those days I could have a phone call between 11:30am and 6:00pm EST (8:30am and 3:00pm PST). I look forward to our discussion.

-Jon

On Tue, Nov 24, 2015 at 1:39 PM <Tony_Pepper@praxair.com> wrote:
Dear Mr. Kalodimos:

We received the attached shareholder proposal from you for inclusion in Praxair's 2016 proxy statement. We would like to discuss your proposal in more detail before we discuss it with our Board of Directors at an upcoming meeting. Can we schedule perhaps a thirty minute call sometime during the week of November 30-December 4? If so, please provide me with some times that may work for you. Thanks.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)



Praxair Dividend & Share Repurchase Data
Tony Pepper to Jonathan Kalodimos 12/01/2015 03:47 PM
Bcc: Kelcey Hoyt, Tim Heenan

Mr. Kalodimos,

For our call tomorrow, Wed. Dec. 2 at 11:30 a.m. EST, I thought it might be useful to provide you with some data regarding Praxair's cash dividend and share repurchase history. Attached is an excerpt from a supplemental proxy filing made with the SEC in April, 2015.

From 2005-2014, Praxair paid cumulative cash dividends of $5.2 billion and repurchased $4.8 billion of its common stock. This data show a relatively balanced approach to the payment of dividends and share repurchases, as we'll discuss tomorrow.



Praxair Dividend & Share Repurchase Data (2015).pdf

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

Return to Shareholders. Praxair's strong cash flow from operations ($2.9 billion in 2014, representing 23% of sales) enabled the Company to return to shareholders $1.5 billion in 2014, equally split between dividends and share repurchases, and to increase its dividend by 10% beginning in the first quarter of 2015.



Praxair Dividends per Share
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
CAGR: 15%
1993
1996
1999
2002
2005
2008
2011
2014
Praxair Net Share Repurchases
Net Share Repurchase ($ MM)
Share Count MM
$1,000
$800
$600
$400
$200
$0
340
330
320
310
300
290
280
270
2005
2008
2011
2014

22nd consecutive dividend increase; reduced share count by 10% and returned cumulative $10 B cash to shareholders through dividends and share repurchases since 2005



Re: Praxiar Shareholder Proposal Follow-Up

Tony Pepper to Jonathan Kalodimos 12/03/2015 04:36 PM

Good. We'll speak then.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

Jonathan Kalodimos Tony- Wednesday, December 9th at 2:00pm... 12/03/2015 04:24:30 PM

From: Jonathan Kalodimos***FISMA & OMB Memorandum M-07-16***
To: Tony_Pepper@praxair.com
Date: 12/03/2015 04:24 PM
Subject: Re: Praxiar Shareholder Proposal Follow-Up

Tony-

Wednesday, December 9th at 2:00pm EST (11:00am PST) works for me. I look forward to speaking with you again.

Thanks

-Jon

On Thu, Dec 3, 2015 at 8:42 AM <Tony_Pepper@praxair.com> wrote:

Mr. Kalodimos,

It was good to speak to you yesterday to hear your views on your shareholder proposal submitted to Praxair. I hope that our explanation to you of the Praxair Board and management approach to the use of cash flow, including for share repurchases and the payment of dividends, was useful to you.

As I mentioned, the Governance Committee of the Board and the Board itself will be considering your proposal at meetings next week, and I would like to set up a call with you to provide you with the Board's thoughts on your proposal.

How about Wednesday, Dec. 9 at 2:00 p.m., EST (11:00 a.m. PST)? If that works, I'll call you at ***FISMA & OMB Memorandum M-07-16*** If not, please propose some other time for that date. Thanks.

Tony Pepper
Assistant General Counsel,
Assistant Corporate Secretary &
Chief Governance Officer
Praxair, Inc.
Law Dept., M1-539

EXHIBIT B

COMPANY'S PRESS RELEASES REGARDING SHARE REPURCHASES


PRAXAIR
Making our planet more productive

Praxair Board Authorizes $1-Billion Share Repurchase Program; Declares Quarterly Dividend

PRAXAIR BOARD AUTHORIZES $1-BILLION SHARE REPURCHASE PROGRAM; DECLARES QUARTERLY DIVIDEND

July 25, 2007

DANBURY, Conn., July 25, 2007 — The board of directors of Praxair, Inc. (NYSE: PX) has authorized the repurchase of up to $1 billion of its common stock, reflecting the company's strong balance sheet and growing free-cash-flow generation from operations.

"This share repurchase program reflects the confidence we have in the long-term growth prospects for our business, and our commitment to increasing shareholder value," said Steve Angel, chairman and chief executive officer. "Our first priority will continue to be investing in profitable growth projects; however, due to our high return on capital, we expect to generate increasing levels of cash flow."

The share repurchases are expected to be completed over the next two years. Share purchases may take place from time to time on the open market or through negotiated transactions, subject to market and business conditions. The purchases will be financed by available cash and debt. This program replaces the repurchase program in effect since 1997 which has been used primarily to offset the dilutive effect of shares issued under employee stock benefit plans and the dividend reinvestment and stock purchase plan.

The board of directors also has declared a quarterly dividend of 30 cents per share, unchanged from the previous quarter. The dividend is payable on September 17, 2007 to shareholders of record on September 7, 2007.

The company will be holding a teleconference to discuss second-quarter, results this morning, July 25, at 11:00 am Eastern Time, and may provide additional information regarding the share repurchase program. The number is (617) 614-3528. The passcode is 39150012. The call also is available as a webcast at www.praxair.com/investors.

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 2006 sales of $8.3 billion. The company produces, sells and distributes atmospheric and process gases, and high-performance surface coatings. Praxair products, services and technologies bring productivity and environmental benefits to a wide variety of industries, including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, metals and others. More information on Praxair is available on the Internet at www.praxair.com.

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of tax, environmental, home healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of litigation and regulatory agency actions; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company's latest Annual Report on Form 10-K filed with the SEC which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.

Contact

MEDIA CONTACT:

Jason Stewart

Email:
Jason_Stewart@Praxair.com
Phone: 1-203-837-2448

INVESTOR RELATIONS CONTACT:

Kelcey Hoyt

Email: Kelcey_Hoyt@praxair.com
Phone: 1-203-837-2210


PRAXAIR
Making our planet more productive

Praxair Board Authorizes $1 Billion Share Repurchase Program; Declares Quarterly Dividend in Third Quarter 2008

PRAXAIR BOARD AUTHORIZES $1 BILLION SHARE REPURCHASE PROGRAM; DECLARES QUARTERLY DIVIDEND IN THIRD QUARTER 2008

July 23, 2008

DANBURY, Conn., July 23, 2008 — The board of directors of Praxair, Inc. (NYSE: PX) has authorized a new repurchase program for up to $1 billion of its common stock, reflecting the company's strong balance sheet and free-cash-flow generation.

This program is in addition to the $1 billion share repurchase program in effect since July 2007. $931 million of stock repurchases have been completed to date under that program. Additional share repurchases are expected to be completed over the next two years. Repurchases may take place from time to time on the open market which may include the use of 10b5-1 trading plans or through negotiated transactions, subject to market and business conditions. The repurchases will be financed by available cash and debt.

"This new share repurchase program reflects the confidence we have in the long-term growth outlook for our business, and our commitment to increasing shareholder value," said Steve Angel, chairman and chief executive officer. "Our first priority will continue to be investing in profitable growth projects; however, due to our high return on capital, we expect to generate more than enough cash to fund our capital investment."

The board of directors also has declared a quarterly dividend of 37.5 cents per share, unchanged from the previous quarter. The dividend is payable on September 15, 2008 to shareholders of record on September 5, 2008.

The company will be holding a teleconference to discuss second quarter results this morning, July 23, at 11:00 a.m. Eastern Time, and may provide additional information regarding the share repurchase program. The number is (617) 597-5395. The passcode is 77241552. The call also is available as a webcast.

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 2007 sales of $9.4 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair products, services and technologies bring productivity and environmental benefits to a wide variety of industries, including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, metals and others. More information on Praxair is available on the Internet at www.praxair.com.

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of tax, environmental, home healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of litigation and regulatory agency actions; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company's latest Annual Report on Form 10-K filed with the SEC which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.

Contact

MEDIA CONTACT:

Susan Szita Gore

Email:
susan_szita-gore@praxair.com
Phone: 1-203-837-2311


PRAXAIR
Making our planet more productive

Praxair Board Authorizes Share Repurchase Program; Declares Quarterly Dividend in Third-Quarter 2010

PRAXAIR BOARD AUTHORIZES SHARE REPURCHASE PROGRAM; DECLARES QUARTERLY DIVIDEND IN THIRD-QUARTER 2010

July 28, 2010

DANBURY, Conn., July 28, 2010 — The Board of Directors of Praxair, Inc. (NYSE: PX) has authorized a new share repurchase program for up to $1.5 billion of its common stock, reflecting the company's strong balance sheet and free-cash-flow generation.

Repurchases may take place from time to time on the open market which may include the use of 10b5-1 trading plans or through negotiated transactions, subject to market and business conditions. The repurchases will be financed by available cash and debt. The current $1-billion program in effect since July 2008 has been substantially completed.

"This new program reflects our confidence in the long-term growth prospects for our business, and our commitment to increasing shareholder value," said Steve Angel, chairman and chief executive officer. "Our first investment priority will continue to be profitable growth projects. Due to our high return on capital, we expect to generate operating cash flow well in excess of our capital requirements."

The board of directors also has declared a quarterly dividend of 45 cents per share, unchanged from the previous quarter. The dividend is payable on September 15, 2010 to shareholders of record on September 7, 2010.

The company will hold a teleconference to discuss second-quarter results this morning, July 28, at 11:00 a.m. Eastern Time, and may provide additional information regarding the share repurchase program. The number is (617) 597-5360 —Passcode: 79770262. The call also is available as a web cast at www.praxair.com/investors.

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 2009 sales of $9 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair products, services and technologies bring productivity and environmental benefits to a wide variety of industries, including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, metals and others. More information on Praxair is available on the Internet at www.praxair.com.

Contact

MEDIA CONTACT:

Susan Szita Gore

Email: susan_szita-gore@praxair.com
Phone: 1-203-837-2311

INVESTOR RELATIONS CONTACT:

Elizabeth Hirsch

Email: liz_hirsch@praxair.com
Phone: 1-203-837-2354

Contact Us

1-800-PRAXAIR
(1-800-772-9247)
Send a question or comment

EMAIL ALERTS

Sign up to receive the latest Praxair news, SEC filings and stock alerts.

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PRAXAIR
Making our planet more productive

Praxair Board Authorizes Share Repurchase Program; Declares Quarterly Dividend

PRAXAIR BOARD AUTHORIZES SHARE REPURCHASE PROGRAM; DECLARES QUARTERLY DIVIDEND

January 25, 2012

DANBURY, Conn., January 25, 2012 — The board of directors of Praxair, Inc. (NYSE: PX) has authorized a new share repurchase program for up to $1.5 billion of its common stock, reflecting the company's strong balance sheet and free-cash-flow generation.

Repurchases may take place from time to time on the open market which may include the use of 10b5-1 trading plans or through negotiated transactions, subject to market and business conditions. The repurchases will be financed by available cash and debt. The current $1.5 billion repurchase program in effect since July 2010 has been substantially completed.

"This new program reflects the board's confidence in Praxair's continuing ability to generate steady earnings growth and cash flow around the world over the next several years," said Chairman and CEO Steve Angel.

The board of directors also has declared a 10% increase in Praxair's quarterly dividend to 55 cents per share, payable on March 15, 2012 to common shareholders of record on March 7, 2012. This is the 19th consecutive annual increase in Praxair's dividend.

The company will hold a teleconference to discuss fourth-quarter results this morning, January 25, at 11:00 a.m. Eastern Time, and may provide additional information regarding the share repurchase program. The number is (617) 847-8706 -- Passcode: 48944786. The call also is available as a webcast at www.praxair.com/investors.

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 2011 sales of $11 billion. Praxair's products, services and technologies are making the planet more productive by bringing efficiency and environmental benefits to a wide range of industries.

More information on Praxair is available on the Internet at www.praxair.com.

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) included in the company's Form 10-K and 10-Q reports filed with the SEC which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.

Contact

MEDIA CONTACT:

Susan Szita Gore

Email: susan_szita-gore@praxair.com
Phone: 1-203-837-2311

INVESTOR RELATIONS CONTACT:

Kelcey Hoyt

Email: Kelcey_Hoyt@praxair.com
Phone: 1-203-837-2210

Contact Us


PRAXAIR
Making our planet more productive

Praxair Board Authorizes New Share Repurchase Program; Declares Dividend Increase in First Quarter 2014

PRAXAIR BOARD AUTHORIZES NEW SHARE REPURCHASE PROGRAM; DECLARES DIVIDEND INCREASE IN FIRST QUARTER 2014

January 29, 2014

DANBURY, Conn., January 29, 2014 – The board of directors of Praxair, Inc. (NYSE: PX) has authorized a new share repurchase program for up to $1.5 billion of its common stock, reflecting the company's strong balance sheet and operating cash flow generation.

Repurchases may take place from time to time on the open market, which may include the use of 10b5-1 trading plans or through negotiated transactions, subject to market and business conditions. The repurchases will be financed by available cash and debt. The new share repurchase program is in addition to the $1.5 billion repurchase program that has been in effect since January 2012, which is expected to be completed this year.

The board of directors has also declared an 8% increase in Praxair's quarterly dividend to 65 cents per share, payable on March 17, 2014, to common shareholders of record on March 7, 2014. This is the 21st consecutive annual increase in Praxair's dividend.

"Praxair posted record full-year sales, earnings and operating cash flow in 2013 and our new share repurchase program and dividend increase reflect our Board's confidence in our continuing ability to generate earnings growth and cash flow in the future," said Chairman, President and Chief Executive Officer Steve Angel. "Praxair's continued focus on strong cash flow generation and profitable growth through disciplined investments allows us to not only achieve industry-leading return on capital but also consistently return cash back to our shareholders in the form of dividends and share buybacks."

The company will host a conference call to discuss fourth-quarter 2013 financial results at 11:00 a.m. EST this morning and may provide additional information regarding the share repurchase program. The number is (617) 399-3483 – Passcode: 81692350. The listen-only conference call is available via live webcast at www.praxair.com/investors. The earnings release and presentation materials can be accessed at www.praxair.com/investors before the market opens on Wednesday, January 29, 2014.

About Praxair

Praxair, Inc., a Fortune 250 company with 2013 sales of $12 billion, is the largest industrial gases company in North and South America and one of the largest worldwide. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair products, services and technologies are making our planet more productive by bringing efficiency and environmental benefits to a wide variety of industries, including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, metals and many others. More information about Praxair, Inc. is available at www.praxair.com.

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. Additionally, financial projections or estimates exclude the impact of special items which the company believes are not indicative of ongoing business performance. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company's Form 10-K and 10-Q reports filed with the SEC which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.


PRAXAIR
Making our planet more productive

Praxair Declares Dividend in Third Quarter 2015; Authorizes New Share Repurchase Program

PRAXAIR DECLARES DIVIDEND IN THIRD QUARTER 2015; AUTHORIZES NEW SHARE REPURCHASE PROGRAM

July 29, 2015

DANBURY, Conn., July 29, 2015 – The board of directors of Praxair, Inc. (NYSE: PX) has declared a quarterly dividend of 71.5 cents per share, unchanged from the previous quarter. The dividend is payable on September 15, 2015 to shareholders of record on September 8, 2015.

The board of directors has also authorized a new share repurchase program for up to $1.5 billion of Praxair's common stock. Praxair has approximately $500 million of repurchase authority available under its previously announced buyback authorization from January 2014, giving it approximately $2.0 billion available for stock repurchases under these programs.

Repurchases may take place from time to time on the open market, which may include the use of 10b5-1 trading plans, or through negotiated transactions, subject to market and business conditions. The repurchases will be financed by available cash and debt.

About Praxair

Praxair, Inc., a Fortune 250 company with 2014 sales of $12.3 billion, is the largest industrial gases company in North and South America and one of the largest worldwide. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair products, services and technologies are making our planet more productive by bringing efficiency and environmental benefits to a wide variety of industries, including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, primary metals and many others. More information about Praxair, Inc. is available at www.praxair.com.

Download this news release (191.51 KB)

Contact

MEDIA CONTACT:

Jason Stewart

Email:
Jason_Stewart@Praxair.com
Phone: 1-203-837-2448

INVESTOR RELATIONS CONTACT:

Kelcey Hoyt

Email: Kelcey_Hoyt@praxair.com
Phone: 1-203-837-2210

Contact Us

1-800-PRAXAIR

(1-800-772-9247)
Send a question or comment

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Sign up to receive the latest Praxair news, SEC filings and stock alerts.

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EXHIBIT C

COMPANY'S DATA REGARDING CASH FLOWS, CAPEX, ACQUISITIONS, SHARE REPURCHASES AND DIVIDENDS

Unit: $ MM	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Operating Cash Flow	$752	$936	$953	$899	$1,020	$1,001	$1,137	$1,243	$1,475	$1,752	$1,958	$2,038	$2,168	$1,905	$2,455	$2,752	$2,917	$2,868	$30,229
Capital Expenditures and Acquisitions	$1,003	$1,022	$789	$994	$808	$611	$1,056	$1,597	$921	$1,114	$1,852	$1,741	$1,483	$1,536	$2,091	$2,460	$3,343	$1,895	$26,316
Cash Dividends	$69	$79	$89	$87	$110	$123	$149	$195	$233	$323	$381	$468	$491	$551	$602	$655	$708	$759	$6,083
Share Repurchases	$137	$97	$73	$144	$76	$276	$271	$394	$396	$487	$959	$1,077	$236	$587	$937	$623	$590	$862	$8,222

Data are derived from the Company's Consolidated Statements of Cash Flows included in the Company's annual reports on Form 10-K.

EXHIBIT D

COMPANY'S EARNINGS RELEASE FOR THE YEAR OF 2014 AND THIRD QUARTER OF 2015


PRAXAIR
Making our planet more productive

Praxair Reports Full-Year and Fourth-Quarter 2014 Results

PRAXAIR REPORTS FULL-YEAR AND FOURTH-QUARTER 2014 RESULTS

January 28, 2015

Full-year sales of $12.3 billion and EPS of $5.73; adjusted EPS of $6.27, up 6% from prior year*

Full-year adjusted EBITDA and operating margins grew to record levels of 32.2% and 22.4%, respectively*

Strong full-year operating cash flow of $2.9 billion, 23% of sales; record free cash flow of $1.2 billion*

Announced 10% dividend increase; 22nd consecutive annual increase

$1.5 billion returned to shareholders, evenly split between dividends and net share repurchases

Return on capital 12.7%; return on equity 28.7%*

Fourth-quarter sales of $3.0 billion; EPS $1.03; adjusted EPS of $1.57*

Full-year 2015 EPS guidance of $6.15 to $6.50; up 5% to 11%, ex-FX*

DANBURY, Conn., January 28, 2015 -- Praxair, Inc. (NYSE: PX) reported fourth-quarter net income and diluted earnings per share of $302 million and $1.03, respectively. These results include charges to net income related to Venezuela currency devaluation, a bond redemption and a pension settlement. Excluding these items, adjusted net income and diluted earnings per share were $460 million and $1.57, respectively.*

Sales in the fourth quarter were $2,990 million, 3% above the prior-year quarter excluding negative currency translation effects. Organic sales growth was driven by increased volumes, including volume growth from new plant start-ups, and higher price across the Americas and Asia.

Reported operating profit in the fourth quarter was $525 million. Adjusted operating profit of $663 million was steady with the prior-year quarter, excluding currency translation effects. Adjusted operating profit as a percentage of sales remained strong at 22.2%.*

Fourth-quarter cash flow from operations of $772 million funded $482 million of capital expenditures. The company paid $189 million of dividends and repurchased $282 million of stock, net of issuances.

For the full year of 2014, reported net income was $1,694 million and diluted earnings per share was $5.73. On an adjusted basis, full-year net income was $1,852 million and diluted earnings per share was $6.27, 5% and 6% above the prior year, respectively.*

Full-year sales were $12,273, 6% above 2013 excluding negative currency translation. Growth was driven by higher volumes, pricing and acquisitions. Reported operating profit was $2,608 million. Adjusted operating profit of $2,746 million was 6% above 2013, excluding negative currency translation.*

For the full year, cash flow from operations was strong at $2,868 million, 23% of sales. After capital expenditures of $1,689 million, free cash flow was a record $1,179 million. The company invested $206 million in acquisitions, including several U.S. packaged gas distributors. The company paid dividends of $759 million and repurchased $759 million of stock, net of issuances. The debt-to-capital ratio was 59.6% and debt-to-adjusted EBITDA was 2.3x. After-tax return on capital and return on equity for the year were 12.7% and 28.7%, respectively.*

Commenting on the financial results and business outlook, Chairman, President and Chief Executive Officer Steve Angel said, "Praxair's operational and capital discipline again yielded high-quality results in 2014, despite a challenging global environment. We generated strong operating cash flow of $2.9 billion that represented 23% of sales and record free cash flow of $1.2 billion. Operating and EBITDA margins grew to new highs.

"Sales growth of 6% and EPS growth of 9%, ex-currency, reflect strong price attainment across all of our businesses, relentless cost control and volume growth in the Americas and Asia. The acquisitions that we executed during the year were consistent with our strategy of improving geographic density in our core gases business.

"Looking forward to 2015, we expect modest global growth. More than half of our sales are generated in North America and with our industry-leading presence we will continue to take advantage of the underlying economic strengths of the region. While we continue to see slowing macro-economic trends in the rest of the world, our diverse end-markets and strong local teams will continue to drive resilient operating results and increasing cash flow. We are committed to high-quality growth and expect continued strong cash flow generation to fund new projects, increased dividends and ongoing share repurchases."

For full-year 2015, Praxair expects sales in the range of $12 billion to $12.4 billion. This sales guidance assumes a negative currency impact of about 6% versus 2014. The company expects diluted earnings per share to be in the range of $6.15 to $6.50, up 5% to 11% ex-currency from 2014.* Full-year capital expenditures are expected to be about $1.7 billion and the effective tax rate is forecasted to remain at about 28%.

For the first quarter of 2015, Praxair expects diluted earnings per share in the range of $1.39 to $1.47. This EPS guidance assumes a negative currency impact of approximately 7% year-over-year and 4% sequentially.

Following is additional detail on fourth-quarter 2014 results by segment.

In North America, fourth-quarter sales were $1,589 million, up 3% from the prior-year quarter excluding currency translation. Organic sales growth of 2% was driven by higher pricing and growth in merchant and packaged gas volumes. Acquisitions of U.S. packaged gas distributors contributed 1% growth. Operating profit of $388 million grew 2% from the prior year, excluding negative currency translation, primarily due to higher volumes, higher price and acquisitions.

In Europe, fourth-quarter sales were $356 million, 12% below the prior-year quarter. Excluding currency, cost pass-through and net divestitures, organic sales were 1% below prior year due primarily to weaker sales in Northern Europe. Operating profit was $63 million.

In South America, fourth-quarter sales were $473 million, 2% below the prior-year quarter. Organic sales, excluding negative currency translation, grew 8% primarily from growth to food and beverage and healthcare end-markets. Operating profit was $105 million, above the prior-year quarter excluding currency translation, due primarily to volume growth and higher pricing.

Sales in Asia were $407 million in the quarter, 6% above the prior year excluding currency and cost pass-through, driven by volume growth in on-site, including new plant start-ups, and merchant. Operating profit was $77 million as compared to $80 million in the prior year.

Praxair Surface Technologies had fourth-quarter sales of $165 million as compared to $164 million in the prior-year quarter. Organic sales grew 1% due to favorable pricing. Overall volumes were comparable to the prior-year period. Operating profit was $30 million as compared to $27 million in the prior year.

*See the attachments for calculations of non-GAAP measures. Non-GAAP adjustments for 2014 relate to the impact of the fourth-quarter Venezuela currency devaluation, bond redemption, and pension settlement charges. Non-GAAP adjustments for 2013 relate to the first-quarter Venezuela currency devaluation charge, third-quarter pension settlement charge and fourth-quarter bond redemption charge and an income tax benefit.

Attachments: Non-GAAP Reconciliations, Statements of Income, Balance Sheets, Statements of Cash Flows, Segment Information, Quarterly Financial Summary and Appendix: Non-GAAP Measures.

Praxair 4Q14 Earnings Release - Tables (233KB)	Non-GAAP Reconciliations, Statements of Income, Balance Sheets, Statements of Cash Flows, Segment Information, Quarterly Financial Summary and Appendix: Non-GAAP Measures
Praxair 4Q14 Teleconference Slides (872KB)	Teleconference presentation on Praxair's 4Q14 results

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. Additionally, financial projections or estimates exclude the impact of special items which the company believes are not indicative of ongoing business performance. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company's Form 10-K and 10-Q reports filed with the SEC which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.

About Praxair

Praxair, Inc., a Fortune 250 company with 2014 sales of $12.3 billion, is the largest industrial gases company in North and South America and one of the largest worldwide. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair products, services and technologies are making our planet more productive by bringing efficiency and environmental benefits to a wide variety of industries,
including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, primary metals and many others. More information about Praxair, Inc. is available at www.praxair.com.

Contact

MEDIA CONTACT:

Jason Stewart

Email:
Jason_Stewart@Praxair.com
Phone: 1-203-837-2448

INVESTOR RELATIONS CONTACT:

Kelcey Hoyt

Email:
Kelcey_Hoyt@praxair.com
Phone: 1-203-837-2210

Contact Us

1-800-PRAXAIR

(1-800-772-9247)
Send a question or comment

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PRAXAIR
Making our planet more productive

Praxair Reports Third-Quarter 2015 Results

PRAXAIR REPORTS THIRD-QUARTER 2015 RESULTS

October 29, 2015

- Sales of $2.7 billion, adjusted EPS of $1.46
- Adjusted EBITDA and operating margins grew to 33.7% and 23.1%, respectively
- Strong operating cash flow of $0.7 billion; $0.4 billion returned to shareholders through dividends and net share repurchases
- After-tax return on capital 12.5%; return on equity 32.5%
- Adjusted EPS guidance: 2015 full year $5.78 to $5.85 and 4Q15 $1.45 to $1.52

DANBURY, Conn., October 29, 2015 -- Praxair, Inc. (NYSE: PX) reported third-quarter net income and diluted earnings per share of $401 million and $1.40, respectively. These results include the impact of a $26 million pre-tax charge ($18 million after-tax) or 6 cents of diluted earnings per share, related to cost reduction actions and a pension settlement charge. Excluding the charge, adjusted net income and diluted earnings per share were $419 million and $1.46, respectively.

Praxair's results in the third quarter were challenged by negative impacts from foreign currency translation, as the U.S. dollar strengthened against most foreign currencies versus the prior year. Sales in the third quarter were $2,686 million, 15% below the prior-year quarter, primarily due to the impacts of negative currency translation and lower cost pass-through which reduced sales by 11% and 2%, respectively. Organic sales were lower than the prior-year quarter as growth from positive price and new project start-ups were offset by weaker underlying industrial activity in Brazil and China and in the metals, energy and manufacturing end-markets in North America.

Reported operating profit in the third quarter was $594 million. Adjusted operating profit of $620 million was 2% below the prior-year quarter, excluding currency effects. Adjusted operating profit as a percentage of sales grew to a record 23.1% and the adjusted EBITDA margin grew to a record 33.7% primarily due to higher pricing, strong cost control and productivity gains.

Third-quarter cash flow from operations of $676 million funded $405 million of capital expenditures. The company paid $203 million of dividends and repurchased $222 million of stock, net of issuances. After-tax return on capital and return on equity for the quarter were 12.5% and 32.5%, respectively.

Commenting on the financial results and business outlook, Chairman and Chief Executive Officer Steve Angel said, "As anticipated, third-quarter macroeconomic trends remained weak in North and South America. New project start-ups in Asia and Europe as well as solid demand in the less-cyclical end-markets of food, beverage and healthcare contributed positively to volumes.

"Our employees excel at protecting and growing profitability regardless of the economic cycle. The incremental cost actions we have taken during the second and third quarters as well as ongoing operational excellence resulted in a record operating margin. Cash flow generation remained strong with operating cash flow at 25% of sales and we again returned more than $400 million to shareholders.

"While we are expecting macro-economic conditions will remain challenging, we will continue to drive long-term growth through our strategy of building geographic density through high-return capital projects, synergistic acquisitions and continued growth in more defensive end-markets."

For the fourth quarter of 2015, Praxair expects diluted earnings per share in the range of $1.45 to $1.52. This EPS guidance assumes a negative currency translation impact of approximately 11% year over year.

For full-year 2015, Praxair expects adjusted diluted earnings per share to be in the range of $5.78 to $5.85, up 3% to 4% ex-currency from 2014. This EPS guidance assumes a negative currency translation impact of approximately 11% versus 2014. Full-year capital expenditures are expected to be approximately $1.6 billion and the effective tax rate is forecasted to remain at approximately 28%.

Following is additional detail on third-quarter 2015 results by segment.

In North America, third-quarter sales were $1,463 million, 3% below the prior-year quarter excluding cost-pass through and negative currency translation. Volume growth to food and beverage and healthcare customers was more than offset by lower volumes to metals, energy and manufacturing end-markets. Operating profit of $385 million was 2% lower than the prior-year quarter, excluding currency translation, as price, productivity and cost actions were more than offset by lower volumes.

In Europe, third-quarter sales were $338 million, 12% below the prior-year quarter. Organic sales were 3% above the prior year primarily driven by new project contribution. Operating profit of $63 million grew 4% from the prior year, excluding currency translation, due to solid operating leverage on volume growth.

In South America, third-quarter sales were $343 million, 34% below the prior-year quarter. Sales, excluding negative currency translation, were steady as higher price and acquisitions were offset by lower volumes. Operating profit was $70 million.

Sales in Asia were $395 million in the quarter, 7% below the prior-year quarter. Excluding negative currency translation, cost pass-through and the sale of equipment to a joint venture in the prior-year quarter, sales grew 7%. Organic growth included new project start-ups in China, Korea and India for chemical, electronics and metals customers. Operating profit of $77 million was 9% above the prior year quarter, excluding currency translation.

Praxair Surface Technologies had third-quarter sales of $147 million as compared to $171 million in the prior-year quarter. Excluding negative currency translation impact, organic sales were 7% lower than the prior-year period. Favorable price was more than offset by weaker sales to the energy end-market. Operating profit was $25 million.

Adjusted amounts are non-GAAP measures. Third-quarter and full-year 2015 results are adjusted to exclude the impacts of cost reduction charges and the third quarter is also adjusted to eliminate a pension settlement charge. Additionally, measures such as EBITDA, free cash flow, after-tax return on capital, return on equity and debt-to-capital are also non-GAAP measures. See the attachments for a summary of non-GAAP reconciliations and calculations of non-GAAP measures.

Attachments: Summary Non-GAAP Reconciliations, Statements of Income, Balance Sheets, Statements of Cash Flows, Segment Information, Quarterly Financial Summary and Appendix: Non-GAAP Measures.

Praxair 3Q15 Earnings Release - Tables (137KB)	Summary Non-GAAP Reconciliations, Statements of Income, Balance Sheets, Statements of Cash Flows, Segment Information, Quarterly Financial Summary and Appendix: Non-GAAP Measures.

Praxair 3Q15 Teleconference Slides (1.2MB)	Teleconference presentation on Praxair's 3Q15 results

A teleconference about Praxair's third-quarter results is being held this morning, October 29, at 11:00 am Eastern Daylight Time. The number is (631) 485-4849 – Conference ID: 46550993. The call is also available as a webcast live and on-demand at www.praxair.com/investors. Materials to be used in the teleconference are also available on the website.

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. Additionally, financial projections or estimates exclude the impact of special items which the company believes are not indicative of ongoing business performance. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company's Form 10-K and 10-Q reports filed with the SEC which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.

About Praxair

Praxair, Inc., a Fortune 250 company with 2014 sales of $12.3 billion, is the largest industrial gases company in North and South America and one of the largest worldwide. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair products, services and technologies are making our planet more productive by bringing efficiency and environmental benefits to a wide variety of industries, including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, primary metals and many others. More information about Praxair, Inc. is available at www.praxair.com.

Contact

MEDIA CONTACT:

Jason Stewart

Email: Jason_Stewart@Praxair.com
Phone: 1-203-837-2448

INVESTOR RELATIONS CONTACT:

Kelcey Hoyt

Email: Kelcey_Hoyt@praxair.com
Phone: 1-203-837-2210

Contact Us

1-800-PRAXAIR
(1-800-772-9247)
Send a question or comment

EMAIL ALERTS

Sign up to receive the latest Praxair news, SEC filings and stock alerts.

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